Exhibit 99.1
Hallwood Financial Limited Announces Termination of Intention to Acquire Balance of
The Hallwood Group Incorporated Common Stock
     DALLAS, TX (June 17, 2009)—Hallwood Financial Limited (“Hallwood Financial”) announced today that it has determined that it will not proceed with the offer to acquire all of the outstanding publicly held shares of The Hallwood Group Incorporated, a Delaware corporation (the “Company”) (NYSE Amex: HWG). Hallwood Financial announced its intention to offer to acquire the outstanding common stock of the Company on April 20, 2009, at a cash price of $12.00 per share, but did not commence a tender offer.
     CONTACT: Alastair Howie, +1-214-523-1288, for Hallwood Financial Limited